Exhibit 99.1

AirNet Entered into Equity Purchase Framework Agreement with BitGeek Information Technology Co., Ltd.

BEIJING, September 30, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. ("AirNet" or the "Company") (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that it has entered into an equity purchase framework agreement (the “Agreement”) with BitGeek Information Technology Co., Ltd. ( “BitGeek”) and BitGeek’s shareholders, independent third parties of the Company, to purchase 100% of the equity interests in BitGeek with an issuance of ordinary shares of the Company to BitGeek’s shareholders. Details pertaining to the purchase will be further discussed and stipulated in a binding agreement among the parties after completion of the valuation of BitGeek.

Mr. Herman Guo, the Chairman and CEO of the Company, commented “The acquisition of the equity interest in BitGeek will align the Company with the swift advancements of the blockchain technology as well as equipment specifically designed and applications tailored specifically for cloud computing and supercomputing. Combined with the its industrial acumens, the new alignment shall expand and broaden the Company’s ability to provide blockchain empowered solutions to its existing and potential clients.”

There is no assurance that a binding agreement will be entered into by the parties as contemplated under the Agreement on commercially reasonable terms, or at all. Shareholders and investors are cautioned not to place undue reliance on this press release.

About BitGeek Information Technology Co., Ltd.

BitGeek is a vanguard in providing blockchain empowered infrastructures and technologies. Devoted to cloud computing and supercomputing as well as R&D in blockchain technology, BitGeek provides supercomputing facilities, equipment specifically designed for supercomputing, and technical and maintenance services for supercomputing facilities.

About AirNet Technology Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu
Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com